UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Best Buy Co., Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

086516101

(CUSIP Number)

Creighton O’M. Condon
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-7628

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 086516101	Page 2 of 10 Pages

1
NAME OF REPORTING PERSONS

Richard M. Schulze, individually and as trustee of the 2008 Schulze Family Term Trust No. 1, the 2008 Schulze Family Term Trust No. 2, the Richard M. Schulze Grantor Retained Annuity Trust IV, the Richard M. Schulze Grantor Retained Annuity Trust V, the Richard M. Schulze Revocable Trust, and the Richard M. Schulze 2012 Term Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,596,185*
	8	SHARED VOTING POWER 3,021,572*
	9	SOLE DISPOSITIVE POWER 63,596,185*
	10	SHARED DISPOSITIVE POWER 3,021,572*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,617,757*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

*
Includes options to purchase 232,500 shares, exercisable within 60 days.  Excludes (a) 4,476,067 shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children, and the children of Mr. Schulze’s spouse, and (b) 183,726 shares in the Sandra J. Schulze Revocable Trust, in each case to which Mr. Schulze disclaims beneficial as ownership.

**
The percentage reported in Row 13 is based on 339,903,251 shares of common stock, par value $0.10 per share, outstanding as of June 6, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on June 13, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,672
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 339,903,251 shares of common stock, par value $0.10 per share, outstanding as of June 6, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on June 13, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 339,903,251 shares of common stock, par value $0.10 per share, outstanding as of June 6, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on June 13, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 252,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 252,312
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 339,903,251 shares of common stock, par value $0.10 per share, outstanding as of June 6, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on June 13, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS RMSJS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 283,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 283,984
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

**
The percentage reported in Row 13 is based on 339,903,251 shares of common stock, par value $0.10 per share, outstanding as of June 6, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on June 13, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS The Richard M. Schulze Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,787,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,787,419
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,787,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

**
The percentage reported in Row 13 is based on 339,903,251 shares of common stock, par value $0.10 per share, outstanding as of June 6, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on June 13, 2012.

Item 1.	Security and Issuer.

This Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) relates to the common stock, par value $0.10 per share (the “Shares”), issued by Best Buy Co., Inc., a Minnesota corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 15, 1996 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on June 7, 2012, Amendment No. 2 filed on August 6, 2012, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on August 20, 2012, and Amendment No. 5 filed on August 20, 2012 (the “Amendments”, together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Persons.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Section (a)(i) of Item 2 is hereby amended and supplemented to add the following:

(f)	Richard M. Schulze 2012 Term Trust, a trust established under the laws of the state of Florida for the benefit of Mr. Schulze.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On August 26, 2012, Mr. Schulze and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which the Company agreed to promptly provide Mr. Schulze with access to the non-public information necessary for Mr. Schulze to evaluate a transaction with the Company and prepare a fully-financed proposal.  Under the terms of the Confidentiality Agreement, Mr. Schulze has agreed to certain standstill provisions.

In connection with entering into the Confidentiality Agreement and to facilitate all of the activities that Mr. Schulze and his potential partners may engage in under the terms of the Confidentiality Agreement, a committee of disinterested directors of the Company approved, pursuant to Minnesota law, the formation of a group and the affiliation of, including the statutory attribution of beneficial ownership of the Company’s shares between and among, Mr. Schulze and his potential partners.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit H to this Amendment No. 6 and is incorporated by reference into this Item 4.

A copy of the related press release is filed as Exhibit I to this Amendment No. 6.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended as follows:

The first two paragraphs of Item 5(a) are hereby amended and restated as follows:

(a)           The percentages used herein are calculated based upon 339,903,251 Shares outstanding at June 6, 2012, as set forth in the Company’s quarterly report on Form 10-Q, dated June 13, 2012.

As of the date of this Amendment No. 6, the Reporting Persons beneficially owned in the aggregate 66,617,757 Shares, constituting approximately 19.6% of the outstanding Shares.  As of the date of this Amendment No. 6, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

The first sentence of Item 5(a)(i) is hereby amended and restated as follows:

(i) Mr. Schulze, individually and as trustee to the various trusts listed in Item 2(i), beneficially owns 66,617,757 Shares, constituting approximately 19.6% of the outstanding Shares.

The first sentence of Item 5(b) is hereby amended and restated as follows:

(b)           Mr. Schulze has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 63,596,185 Shares.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c)           On July 23, 2012, Mr. Schulze transferred 2,300,000 Shares from the Richard M. Schulze Revocable Trust to the Richard M. Schulze 2012 Irrevocable Trust (the “2012 Irrevocable Trust”).  Of the 2,300,000 Shares, approximately 209,091 Shares were gifted to the 2012 Irrevocable Trust and approximately 2,090,909 Shares were sold to such trust for $18.30 per Share in exchange for a promissory note.  The trust holdings of the 2012 Irrevocable Trust are primarily for the benefit of the Mr. Schulze’s children and grandchildren.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended to add the following:

On August 26, 2012, Mr. Schulze and the Company entered into the Confidentiality Agreement, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated June 7, 2012, among the Reporting Persons (incorporated by reference to Exhibit 99.A to Amendment No. 1 filed with the SEC on June 7, 2012)
Exhibit H:	Confidentiality Agreement, by and between Richard M. Schulze and Best Buy Co., Inc., dated August 26, 2012
Exhibit I:	Press Release, dated August 27, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 27, 2012

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP A

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP B

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP C

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

RMSJS LLC

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

THE RICHARD M. SCHULZE FAMILY FOUNDATION

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

[Signature Page to Schedule 13D/A]